EXHIBIT 11.1

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended April 30,		Six Months Ended April 30,
	2004 (unaudited)	2005 (unaudited)	2004 (unaudited)	2005 (unaudited)

Numerator:
Net (loss) income	$(315,929)	$367,809	$(1,922,028)	$782,602

Denominator:
Denominator for basic earnings per share-	13,431,893	13,882,019	13,351,257	13,858,562
weighted-average shares
Effect of dilutive securities:
Employee stock options	—	751,683	—	623,928

Denominator for diluted earnings per share
adjusted weighted-average shares and
assumed conversions	13,431,893	14,633,702	13,351,257	14,482,490

Basic and diluted (loss) earnings per share:
Net basic (loss) earnings per share	$(0.02)	$0.03	$(0.14)	$0.06

Net diluted (loss)earnings per share	$(0.02)	$0.03	$(0.14)	$0.05